Mail Stop 3561

      January 19, 2006


Stephen L. Hogue
Banc of America Commercial Mortgage Inc.
214 North Tryon Street
Charlotte, North Carolina 28255

Re:	Banc of America Commercial Mortgage Inc.
	Registration Statement on Form S-3
	Filed December 29, 2005
      File No. 333-130524

Dear Mr. Rich,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either of the base prospectuses and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or will be filed prior to or simultaneously with the final prospectus.
3. When it becomes available, please provide us with a copy of the updated form of pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

Prospectus Supplement

Cover Page
4. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the second sentence in the box, to refer to the issuing entity. Refer to Item 1102(d).
5. We note that you intend to provide credit support in the form of subordination on page S-7; therefore, please provide a brief description of the subordination on the cover page. Refer to Item 1102(h) of Regulation AB.
6. Furthermore, it is unclear why you have bracketed information on the cover page, and on page S-6, regarding other credit support providers when it appears from your statement at the top of page S-8 that subordination is the only credit support you intend to use in this offering. Please advise and revise as appropriate.

Important Notice about Information Presented..., page iv
7. Please move the dealer prospectus delivery obligation statement so that it appears on the back cover page. Refer to Item 502(b) of Regulation S-K.

Description of the Mortgage Pool, page S-19
8. It appears that some loans in the asset pool may be originated by other mortgage loan originators. Please include bracketed language disclosing that you will provide the information required for all mortgage loan originators that will originate 20% or more of the pool assets, and that mortgage loan originators that originate 10% or more of the pool assets will be identified. Refer to Item 1110(a) and
(b)
of Regulation AB.

Delinquent Mortgage Loans, page S-28
9. Please confirm that the pool will not include non-performing loans, and that it will have a less than 20% concentration level of delinquent loans.

The Trustee, S-31
10. We note that the trustee may be responsible for the preparation of reports required under the Exchange Act. Please be advised that only the depositor or the servicer acting on behalf of the issuing entity can sign the Exchange Act reports. See General Instruction
J.3 to Form 10-K, General Instruction G.3 to Form 8-K and General Instruction E.1 to Form 10-D. Please revise to clarify that you will comply with these requirements, both here and in the base prospectus.

Annex A
11. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.
12. Please provide the information required by Item
1111(b)(9)(i)(B)
of Regulation AB. In this regard, we note the several components of
"U/W cash flow," "U/W revenue" and "U/W Expenses" in the glossary definitions on pages S-64 and S-65.
13. Please clarify whether the information under "Related Loans" is included in response to Item 1111(b)(9)(i)(E) of Regulation AB, and if so, please revise to provide the more detailed disclosure required by that Item requirement.
14. Please include bracketed language in the prospectus supplement to reflect that you will disclose any information that may be required by Item 1111(b)(9)(ii) of Regulation AB.

Base Prospectus

Cover Page
15. Please revise the second bullet point under "Each Series of Certificates" to specifically list all forms of credit support or derivative instruments reasonably contemplated to be included in an actual takedown. Confirm that you will also identify any enhancement or support provider referenced in Items 1114(b) or 1115 of Regulation
AB.  Refer to Item 1102(h).
Summary
16. Furthermore, please make a similar revision to your disclosure in the second bullet point under "Credit Support and Cash Flow Agreements" on page 6. You state here that the trust may include "certain other agreements... or other agreements designed to reduce the effects of interest rate fluctuations." We view these statements as a catch-all. Please revise to include all forms of credit support reasonably contemplated to be included in an actual takedown, as well as any enhancement provider referenced in Items 1114(b) or 1115. Refer to Item 1103(a)(ix) of Regulation AB.

MBS, page 44
17. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for the private-label mortgage participations.
18. Please provide bracketed language or form disclosure in the prospectus supplement where you will disclose information regarding
MBS interests.

Credit Support, page 45
19. Please include a discrete list of all forms of credit enhancement or support that may reasonably be contemplated to be included in an actual takedown. For example, we suggest you delete the phrase "among others" and revise your statement "...or by one or more other types of credit support, such as..." to limit the types of credit enhancement that may be used to those specified in the list here.

Reports to Certificateholders, page 63
20. We note your disclosure that you will make the Distribution
Date
Statement available within a "reasonable period of time;" however, please be advised that these reports are required to be filed on Form
10-D within 15 days after each required distribution date on the certificates. Revise as appropriate.

Evidence as to Compliance, page 77
21. Please confirm that the officer`s certificates, as well as the assessments of compliance and attestation reports will be delivered in sufficient time to be filed, as necessary, with the annual report on Form 10-K.



Item 17. Undertakings
22. Please revise to conform to the new proviso to Item 512(a)(1) of
Regulation S-K, which begins with "Provided, however,..." and includes three paragraphs, (A), (B) and (C).

Signatures
23. Please indicate who is signing in the capacity of the principal executive officer. Refer to Section III.A.3.d of the Asset Backed Securities Final Rule Release No. 33-8518, and Instruction 1 to
Signatures in Form S-3.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3814 with any other questions.

      Sincerely,



Sara W. Dunton
Senior Attorney



cc:	Via Facsimile
      Henry S. LaBrun
      Cadwalader, Wickersham & Taft LLP
      (704) 348-5200
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Stephen L. Hogue
Banc of America Commercial Mortgage Inc.
January 19, 2006
Page 1